SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)*

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEVEN HILLS REALTY TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 Par Value
(Title of Class of Securities)

81784E 101
(CUSIP Number)

Adam D. Portnoy
Tremont Realty Capital LLC
Two Newton Place, 255 Washington Street, Suite 300
Newton, MA 02458
(617) 219-1440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 81784E 101	Page 2 of 10

1	NAMES OF REPORTING PERSONS Tremont Realty Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,708,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,708,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 14,597,079 common shares of beneficial interest of the Issuer outstanding as of April 25, 2022.

SCHEDULE 13D

CUSIP NO. 81784E 101	Page 3 of 10

1	NAMES OF REPORTING PERSONS The RMR Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,708,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,708,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 81784E 101	Page 4 of 10

1	NAMES OF REPORTING PERSONS The RMR Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,708,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,708,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

SCHEDULE 13D

CUSIP NO. 81784E 101	Page 5 of 10

1	NAMES OF REPORTING PERSONS ABP Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,786,937
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,786,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,786,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 81784E 101	Page 6 of 10

1	NAMES OF REPORTING PERSONS Adam D. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,426
	8	SHARED VOTING POWER 1,786,937
	9	SOLE DISPOSITIVE POWER 175,426
	10	SHARED DISPOSITIVE POWER 1,786,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,962,363
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 amends the Schedule 13D filed jointly by Tremont Realty Capital LLC (f/k/a Tremont Realty Advisors LLC), a Maryland limited liability company (“TRC”), The RMR Group LLC, a Maryland limited liability company and the sole member of TRC (“RMR LLC”), The RMR Group Inc., a Maryland corporation and the managing member of RMR LLC (“RMR INC”), ABP Trust, a Maryland statutory trust and the controlling shareholder of RMR INC, and Adam D. Portnoy (individually, a “Reporting Person,” and together, the “Reporting Persons”) on October 4, 2021 (collectively, the “Schedule 13D”), with respect to common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), of Seven Hills Realty Trust, a Maryland real estate trust (the “Issuer”). Except as amended herein, the Schedule 13D is unchanged.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended by adding the following:

The information set forth in Item 4 of this Schedule 13D summarizing certain provisions of the letter agreement dated as of May 11, 2022, between TRC and Diane Portnoy (the “Share Purchase Agreement”) pursuant to which TRC purchased Common Shares from Diane Portnoy, is hereby incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended by adding the following:

On May 11, 2022 TRC purchased 882,407 Common Shares from Diane Portnoy pursuant to the Share Purchase Agreement at a purchase price of $10.73 per share. TRC funded the transaction with cash on hand.

ITEM 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)	Amount beneficially owned and percentage of class:

TRC is the direct record owner of 1,708,058 Common Shares, ABP Trust is the direct record owner of 78,879 Common Shares, and Adam D. Portnoy is the direct record owner of 175,426 Common Shares.

The aggregate number of Common Shares beneficially owned by TRC is 1,708,058, representing approximately 11.7% of the Common Shares outstanding as of April 25, 2022.

Voting and investment power with respect to the Common Shares owned by TRC may be deemed to be shared by RMR LLC, RMR INC, ABP Trust and Adam D. Portnoy. TRC is a direct wholly owned subsidiary of RMR LLC, which is the direct majority owned operating subsidiary of RMR INC. Neither RMR LLC nor RMR INC directly owns any Common Shares. Each of RMR LLC and RMR INC may be deemed to be the beneficial owner of the 1,708,058 Common Shares held by TRC, representing approximately 11.7% of the Common Shares outstanding as of April 25, 2022.

ABP Trust may be deemed to beneficially own an aggregate of 1,786,937 Common Shares, consisting of the 78,879 Common Shares it directly holds and the 1,708,058 Common Shares held by TRC, representing approximately 12.2% of the Common Shares outstanding as of April 25, 2022.

Voting and investment power with respect to the Common Shares beneficially owned by ABP Trust may be deemed to be shared by Adam D. Portnoy as the President, controlling shareholder and sole trustee of ABP Trust. Therefore, Adam D. Portnoy may be deemed to beneficially own an aggregate of 1,962,363 Common Shares, consisting of the 175,426 Common Shares he directly holds and the 1,786,937 Common Shares beneficially owned by ABP Trust, representing approximately 13.4% of the Common Shares outstanding as of April 25, 2022.

(b)	Number of Common Shares as to which such person has:

(i)	Sole power to vote or direct the vote:

TRC:	0

RMR LLC:	0

RMR INC:	0

ABP Trust:	0

Adam D. Portnoy:	175,426

(ii)	Shared power to vote or direct the vote:

TRC:	1,708,058

RMR LLC:	1,708,058

RMR INC:	1,708,058

ABP Trust:	1,786,937

Adam D. Portnoy:	1,786,937

(iii)	Sole power to dispose or to direct the disposition of:

TRC:	0

RMR LLC:	0

RMR INC:	0

ABP Trust:	0

Adam D. Portnoy:	175,426

(iv)	Shared power to dispose or to direct the disposition of:

TRC:	1,708,058

RMR LLC:	1,708,058

RMR INC:	1,708,058

ABP Trust:	1,786,937

Adam D. Portnoy:	1,786,937

The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 14,597,079 Common Shares of beneficial interest of the Issuer outstanding as of April 25, 2022, based on information provided by the Issuer.

To the Reporting Persons’ knowledge, as of March 31, 2022, the other individuals named in Item 2 of this Schedule 13D beneficially owned 78,114 Common Shares as follows: Jennifer B. Clark, 10,295 Common Shares; Jennifer F. Francis, 5,778 Common Shares; Matthew P. Jordan, 28,672 Common Shares; G. Douglas Lanois, 12,518 Common Shares; Thomas J. Lorenzini, 5,430 Common Shares; John G. Murray, 9,428 Common Shares; and Jonathan M. Pertchik, 5,993 Common Shares.

(c)	Transactions effected in the past sixty days:

Except as described in Items 3 and 4, there have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Persons.

(d)	No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2022
(Date)

TREMONT REALTY CAPITAL LLC

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, President and Chief Executive Officer
(Name/Title)

THE RMR GROUP LLC

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Executive Vice President and Chief Financial Officer
(Name/Title)

THE RMR GROUP INC.

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Executive Vice President and Chief Financial Officer
(Name/Title)

ABP TRUST

/s/ Matthew P. Jordan
(Signature)
Matthew P. Jordan, Treasurer
(Name/Title)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).